

03011990

AB 3/4/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2003

SEC FILE NUMBER
8- 47372

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
....MM/DD/YY...MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SOURCE CAPITAL GROUP, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1221 POST ROAD EAST
....(No. and Street)

WESTPORT .... CONNECTICUT 06880
....(City) .... (State) .... (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RUSSELL W. NEWTON .... (203) 341-3500
....(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARGOLIN, WINER & EVENS LLP
.................(Name – if individual, state last, first, middle name)

400 GARDEN CITY PLAZA .... GARDEN CITY, NEW YORK 11530
....(Address) .... (City) .... (State) .... (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __DAVID HARRIS__ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__SOURCE CAPITAL GROUP, INC.__ _____ , as

of _____DECEMBER 31, _____ , 20__02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

> _Signature_

> _President_
> Title

Notary Public

LORI A. MAXEY
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~. Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SOURCE CAPITAL GROUP, INC.

FINANCIAL STATEMENTS
Year Ended December 31, 2002



Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

Report of Independent Accountants

Director and Stockholder
Source Capital Group, Inc.

We have audited the accompanying statement of financial condition of Source Capital Group, Inc. as of December 31, 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Source Capital Group, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolin, Winer + Evens LLP

Garden City, New York
February 1, 2003

Headquarters
400 Garden City Plaza, Garden City, NY 11530-3317 Tel: 516 747-2000 Fax: 516 747-6707 Email: mwe@mwellp.com

New York Office
1211 Avenue of the Americas, New York, NY 10036-8701 Tel: 212 284-1000 Fax: 212 284-1005 Email: mwe@mwellp.com

American Institute of Certified Public Accountants; SEC Practice Section and Private Companies Practice Section; CPA Associates International, Inc. with Offices in Principal U.S. and International Cities

SOURCE CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31,		2002

ASSETS

Current Assets:

Cash and cash equivalents (Note 2)	$	202,189
Receivables from brokers, dealers and clearing organizations		139,200
Deposits with clearing organizations		251,469
Securities owned, at market value (Note 4)		54,271
Prepaid expenses and other current assets		185,226
Total Current Assets		832,355

**Property and Equipment - net of accumulated depreciation
of $1,214 (Note 2)**

	4,386

Other Assets:

Security deposits (Note 7)	14,735
Other	3,300
Total Other Assets	18,035
Total Assets	$ 854,776

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:

Securities sold, net yet purchased, at market value (Note 4)	$	20,619
Payable to Merit Capital Associates, Inc. (Note 5)		47,648
Accounts payable, accrued expenses and other liabilities		460,456
Total Current Liabilities		528,723

Commitments and Contingencies (Note 7)   -

Stockholder's Equity:

Common stock - $1.00 par value;	
Authorized - 1,000 shares	
Issued and outstanding - 100 shares	100
Additional paid-in capital	291,306
Retained earnings	34,647
Total Stockholder's Equity	326,053
Total Liabilities and Stockholder's Equity	$ 854,776

The accompanying notes are an integral part of this statement.

SOURCE CAPITAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

1.	**Nature of Operations**	Source Capital Group, Inc. (the "Company") organized and incorporated in the state of Delaware, as Source Securities Corp., commenced business on June 1, 1994 and on November 2, 2001 changed its name to Source Capital Group, Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. In this capacity, it executes customer and principal transactions and performs underwriting and investment banking services.

The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a fully disclosed clearance agreement. |
| 2. | **Summary of Significant Accounting Policies** | **Cash and cash equivalents** - The Company considers short term investments in money market funds to be cash equivalents.

Income - Commissions and related expenses are recognized on a trade date basis. All other revenue is recognized when earned.

Investment banking - Investment banking represents fees and commissions earned from private placement of securities and sale of interests in oil and gas limited partnerships. Fees are earned and recognized upon closing of each transaction.

Income taxes - For income tax purposes, the Company's stockholder has elected for the Company to be treated as a small business corporation as provided in Section 1372(a) of the Internal Revenue Code and General Statute 12-217 of the State of Connecticut. As such, there will be no provision for federal and state income taxes as the Company's income or loss will be passed to the stockholder and combined with other personal income and deductions to determine taxable income on the stockholder's individual tax returns.

Property and equipment - Property and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and the resulting gains or losses are included in income. Property and equipment are being depreciated on a straight line basis over the estimated useful lives of the related assets.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. |

SOURCE CAPITAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

3. **Special Reserve Bank Account for the Exclusive Benefit of Customers**

   The Company is exempt under Rule 15c3-3 of the Securities and Exchange Commission as it does not maintain customer accounts nor does it hold customer cash or securities.

4. **Securities Owned and Securities Sold, Not Yet Purchased**

   Marketable securities owned and securities sold, not yet purchased consist of equity securities of corporate issues.

5. **Payable to Merit Capital Associates, Inc.**

   The payable to Merit Capital Associates, Inc. represents the remaining balance due from the November 2001 acquisition of certain assets. The balance is repayable during 2003 in monthly installments with interest at 6% per annum.

6. **Employee Retirement Plan**

   The Company maintains an employee retirement plan under which employees may defer a portion of their annual compensation, pursuant to Section 401(k) of the Internal Revenue Code. The Company can match employee contributions up to a certain percentage of eligible compensation, as defined. Company contributions to the plan were $5,345 for the year ended December 31, 2002.

7. **Commitments and Contingencies**

   In accordance with the purchase agreement between the Company and Merit Capital Associates, Inc. ("Merit") (see Note 5), the Company acquired the rights and assumed the obligations of operating lease agreements, for office space previously occupied by Merit. The terms of these agreements vary to October 31, 2004 and require payment of base rent and certain operating expenses. At December 31, 2002, the aggregate minimum rental commitments for all noncancellable operating leases are as follows:

Years Ending December 31,	
2003	$ 231,736
2004	158,000
Total	$ 389,736

   Occupancy expense for the current year ended December 31, 2002 was $206,857. Occupancy expense is reported net of $16,975 of reimbursements from various sales representatives.

SOURCE CAPITAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

8. **Net Capital Requirement**

The Company is subject to the net capital Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform minimum net capital requirements, specifically, that the ratio of aggregate indebtedness to net capital, as those terms are defined, shall not exceed 15 to 1. The concept of the net capital rule is liquidity; the object being to require a broker or dealer to have at all times sufficient liquid assets to cover current indebtedness to all persons. At December 31, 2002, the Company had net capital, as defined, of $164,607, which exceeded the minimum requirement by $64,607, and had a capital ratio of 3.09 to 1.

The Company is also subject to a net capital requirement in connection with its security clearance agreement. The clearing broker requires the Company to maintain minimum net capital, as defined by SEC Rule 15c3-1, of $400,000 in excess of the $100,000 minimum required amount. At December 31, 2002, the Company was not in compliance with the terms of this agreement. However, the Company received a waiver of this requirement at December 31, 2002 from its clearing broker.

9. **Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk**

In the normal course of business, the Company's securities activities involve executions and settlement of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company records customer securities transactions on a settlement date basis, which is generally three business days after trade date. Related commission income and expenses are recorded on a trade date basis. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counter-parties are unable to fulfill their contractual obligations.